Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

October 12, 2022

Mr. Matthew Williams
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-267333
Conversion of Soundwatch Hedged Equity Fund into Soundwatch Hedged Equity ETF

Dear Mr. Williams:
This correspondence is being filed in response to your oral comment provided on October 11, 2022, to the Trust’s registration statement on Form N-14 filed on September 8, 2022 in connection with an upcoming conversion of an existing series of the Trust, the Soundwatch Hedged Equity Fund (the “Target Fund”), into the Soundwatch Hedged Equity ETF (the “Acquiring ETF”), an exchange-traded fund that is a new series of the Trust established solely for the purpose of the conversion. For your convenience, your comment has been reproduced in bold typeface immediately followed by the Trust’s response.
Comment. Please confirm supplementally that the contractual management fees and administration fees the Target Fund paid will not increase under the unitary contractual management fee of the Acquiring ETF. Please also confirm that under the new advisory agreement for the Acquiring ETF that the nature and level of services to the Acquiring ETF will not decrease (see Franklin Templeton no action relief).
Response: The Trust confirms that the amount of the contractual management fees and administration fees that have been paid by the Target Fund will not increase under the contractual unitary management fee of the Acquiring ETF. The Trust also confirms that there are no material differences between the advisory agreement for the Acquiring ETF and the advisory agreement for the Target Fund and that the nature and level of services to the Acquiring ETF will not decrease.
The Trust notes that the unitary fee of the Acquiring ETF will serve to limit the fees paid by the Acquiring ETF annually below the total contractual fees of the Target Fund. The Trust also notes that under the investment advisory agreement for the Acquiring ETF the adviser pays for administration services (as opposed to shareholders directly paying for such services). Further, the fee rate under the advisory agreement for the Acquiring ETF is lower than the sum of the fee rate under the advisory agreement for the Target Fund and the fee rate under the Target Fund’s administration agreement.
The Trust represents that the advisory agreement for the Acquiring ETF does not require shareholder approval as shareholders would not be disadvantaged by the change and obtaining shareholder approval would not serve a useful purpose and would involve unnecessary costs.
If you have any questions or comments, please feel free to contact me at 626-914-7372.
Sincerely,

/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios